Exhibit 7

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

All of the below transactions in the Class A Common Stock were traded in the ordinary course over the New York Stock Exchange, and the purchaser was Haveli Brooks Aggregator, L.P.

Transaction Date	Transaction Type	Amount of Securities	Price Per Share
11/10/2025	Purchase	701,110	$2.9839(1)
11/11/2025	Purchase	600,308	$2.9986(2)
11/12/2025	Purchase	953,634	$3.0496(3)
11/13/2025	Purchase	653,936	$3.0928(4)
11/14/2025	Purchase	704,259	$3.0050(5)
11/17/2025	Purchase	796,753	$2.9895(6)

(1) The price reported for the Class A Common Stock is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.885 to $3.00, inclusive. The Reporting Person undertakes to provide Blend Labs, Inc. any security holder of Blend Labs, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

(2) The price reported for the Class A Common Stock is a weighted average price. These shares were acquired in multiple transactions at prices ranging from $2.99 to $3.00, inclusive. The Reporting Person undertakes to provide Blend Labs, Inc. any security holder of Blend Labs, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

(3) The price reported for the Class A Common Stock is a weighted average price. These shares were acquired in multiple transactions at prices ranging from $2.9844 to $3.065, inclusive. The Reporting Person undertakes to provide Blend Labs, Inc. any security holder of Blend Labs, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

(4) The price reported for the Class A Common Stock is a weighted average price. These shares were acquired in multiple transactions at prices ranging from $3.07 to $3.10, inclusive. The Reporting Person undertakes to provide Blend Labs, Inc. any security holder of Blend Labs, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

(5) The price reported for the Class A Common Stock is a weighted average price. These shares were acquired in multiple transactions at prices ranging from $2.965 to $3.05, inclusive. The Reporting Person undertakes to provide Blend Labs, Inc. any security holder of Blend Labs, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.

(6) The price reported for the Class A Common Stock is a weighted average price. These shares were acquired in multiple transactions at prices ranging from $2.95 to $3.01, inclusive. The Reporting Person undertakes to provide Blend Labs, Inc. any security holder of Blend Labs, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this footnote.